-----------------------------------
Allocation of
Assets to Advisors

              August 1     July 1
                1999        1999
               ------      ------

Dreiss          17%          15%

Hirst           25%          25%

Hyman Beck      23%          23%

Sunrise         25%          26%

Willowbridge    10%          11%
-----------------------------------

KGI's assets deposited in bank
accounts are currently
maintained with Brown Brothers
Harriman & Co. in New York, NY
and Georgetown, Grand
Cayman Island.



KENMAR GLOBAL TRUST
July 1999 Summary




August 13, 1999



Market dynamics shifted in July, as investors took a more jaundiced view of prospects for additional growth in the U.S. economy and capital led to the improving fundamentals of European and Asian markets. For Kenmar Global Trust ("KGT"), the reversal at mid-month in key financial market trends resulted in moderate losses, down 3.3%, for the month. As of July 31, 1999 the Net Asset Value per unit was $101.23, down 10.57 year to date. Gains in European interest rates and Pacific Rim stock indices failed to offset losses in other financial sectors traded.

On the positive side, KGT's extensive participation outside of the financial markets helped to control the loss for the period, as profits were recorded overall in precious metals, energy markets, and agricultural commodities.

The change in investor sentiment sent the U.S. dollar slumping to multi-month lows against European currencies and the Japanese yen. KGT recorded sharp gains in the euro. These gains were offset by losses in the British pound and Japanese yen, both of which rose in world markets on stronger-than-expected economic data. Positions in the euro/pound cross rate also resulted in losses. The shift in the balance of power away from dollar-block currencies negatively impacted the Australian dollar, which declined in tandem with the U.S. dollar; positions in the Australian currency and in the euro/pound cross rate were unprofitable.

Following a brief surge on worries about Latin American economies, U.S. Treasury prices declined on interest-rate worries, bringing the yield on the 30-year bond back above 6%. For the most part, European stock and bond markets followed suit. Profitable positions in U.S. and European interest rates offset losses in Pacific Rim rates. After climbing to record highs on July 16th, major U.S. equity indices also ended the month with negative returns; positions in the S&P 500 Index and European indices were unprofitable, offsetting small gains in the Nikkei

Meanwhile, prices of economically sensitive commodities, such as oil, were driven higher as demand increased amid production cutbacks. KGT recorded gains in crude oil. Gold rallied a bit on U.S. inflation worries; small gains were recorded in gold and silver. Weather forecasts for key crop-producing regions remained the primary force behind price movements in agricultural commodities. Profitable positions in coffee and corn led gains in agricultural commodities.

Whether July's market shifts assume a more permanent feature on the financial landscape is yet to be seen. Nonetheless, there seems little doubt that investors are beginning to view the new U.S. economic paradigm--given its premise of ever-rising capital inflows and a permanently strong dollar and equity market--with a more critical eye. As prospects for a continuing bull market in U.S. equities become more uncertain, we believe that the ability to take long and short positions in highly liquid and globally diversified markets will become that much more important for investors seeking to offset risk with potential opportunity.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

/s/ ROBERT L. CRUIKSHANK
------------------------------------
Robert L. Cruikshank
Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

PERFORMANCE SHOWN IS NET OF ALL FEES AND EXPENSES.
PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

                               KENMAR GLOBAL TRUST
                           Unaudited Account Statement
                       For the Month Ending July 31, 1999



                           STATEMENT OF INCOME (LOSS)


TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                       $(759,688.36)
Change in Unrealized Gain/(Loss)                                   $  11,061.87
Gain/(Loss) on Other Investments                                   $  17,668.41
Brokerage Commission                                               $(245,112.35)
                                                                   ------------
Total Trading Income                                               $(976,070.43)


EXPENSES
Audit Fees
Administrative and Legal Fees                                      $       0.00
Management Fees                                                    $  12,141.47
Incentive Fees                                                     $       0.00
Other Expenses                                                     $       0.00
                                                                   ------------
Total Expenses                                                     $  12,141.47

INTEREST INCOME                                                    $  94,753.49

NET INCOME(LOSS) FROM THE PERIOD                                   $(893,458.41)
                                                                   ============



                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month         $26,739,525.75
Addition                   $ 1,014,910.95
Withdrawal                 $  (411,217.26)
Net Income/(Loss)          $  (893,458.41)
                           --------------
Month End                  $26,449,761.03

Month End NAV Per Unit            $101.23

Monthly Rate of Return              -3.34%
Year to Date Rate of Return        -10.57%



        To the best of our knowledge and belief, the information above is accurate and complete:

Kenneth A. Shewer, Chairman                           Marc S. Goodman, President
                    Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust